UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On December 9, 2016, CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that it had received a subpoena from the United States Securities and Exchange Commission (“SEC”) seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act (“FCPA”). This subpoena arises from the matter previously reported by CEMEX regarding the new cement plant being built by CEMEX Colombia S.A. (“CEMEX Colombia”) in the department of Antioquia in the municipality of Maceo, Colombia (the “Maceo Project”). This subpoena does not mean that the SEC has concluded that CEMEX or any of its affiliates has broken the law.

As previously disclosed, internal audits and investigations by CEMEX and CEMEX Latam Holdings, S.A. (“CEMEX Latam”) had raised questions about payments relating to the Maceo Project. Those payments, totaling approximately U.S.$20.5 million, were made to a non-governmental third party in connection with the acquisition of the land, mining rights, and benefits of the tax free zone for the Maceo Project. These payments did not adhere to CEMEX’s and CEMEX Latam’s established protocols. As announced on September 23, 2016, the CEMEX Latam and CEMEX Colombia officers responsible for the implementation and execution of the above referenced payments were terminated and the then Chief Executive Officer of CEMEX Latam resigned.

CEMEX Latam and CEMEX Colombia had already, in September 2016, brought the matter to the attention of the Colombian Attorney General, so that it could take any actions it deemed appropriate. As per the requirements of the audit committees of CEMEX and CEMEX Latam, CEMEX Colombia has also retained external counsel to assist CEMEX Latam and CEMEX Colombia in their collaboration with the Colombian Attorney General, which is still conducting its investigation. In accordance with CEMEX Latam’s controls and customary procedures, an independent audit team reporting to external legal counsel in Colombia was engaged. CEMEX’s external auditors are also reviewing CEMEX’s internal audit documentation. CEMEX maintains an anti-bribery policy applicable to all of its employees and subsidiaries.

CEMEX has been cooperating with the SEC and the Colombian Attorney General and intends to continue cooperating fully with the SEC and the Colombian Attorney General. It is possible that the United States Department of Justice or investigatory entities in other jurisdictions may also open investigations into this matter. To the extent they do so, CEMEX intends to cooperate fully with those inquiries, as well. At this point, CEMEX is unable to predict the duration, scope, or outcome of the SEC investigation or any other investigation that may arise; however, CEMEX does not expect this matter to have a material adverse impact on its consolidated results of operations, liquidity or financial position.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	December 9, 2016	By:	/s/ Rafael Garza

Name: Rafael Garza
Title: Chief Comptroller